CHINA 3C GROUP

                               368 HuShu Nan Road
                 HangZhou City, Zhejiang Province, China 310014


                                                               February 17, 2009

Mr. Jay Williamson
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
150 F Street, N.E.
Washington D.C. 20549

     Re: China 3C Group
         Form 10-K/A
         Filed on December 18, 2008
         File No. 000-28767

Dear Mr. Williamson:

     China 3C Group (the "Company") is in receipt of the Staff's letter dated January 16, 2009 with respect to comments relating to the Annual Report on Form 10-K, for the fiscal year ended December 31, 2007. After discussions with our legal counsel, Loeb & Loeb LLP, and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than February 23, 2009. The Company originally anticipated filing a response by February 17, 2009, however, the Company is still in the process of finalizing the response to one comment in the Staff's letter. As a result, the Company requires additional time to respond to the Staff's letter.

     Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at
(212) 407-4159 with any questions or concerns in this regard.

                                   Sincerely,


                                   /s/ Zhenggang Wang
                                   ---------------------------------
                                   Zhenggang Wang
                                   Chief Executive Officer
cc: Mitchell Nussbaum
    Loeb & Loeb LLP